Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form F-3) (Registration No. 333-134183) and related Prospectus of TIM Participações S.A. for the registration of Company preferred shares of our report dated April 28, 2006, with respect to the consolidated financial statements of TIM Celular S.A., included in the Form 6-K/A of TIM Participações S.A. dated May 22, 2006.

We also consent to the incorporation by reference therein of our report dated April 28, 2006, with respect to the consolidated financial statements of TIM Participações S.A., included in the Form 6-K/A of TIM Participações S.A. dated May 22, 2006.

/s/ ERNST & YOUNG Auditores Independentes S/S

Rio de Janeiro, Brazil

May 22, 2006